October 3, 2024

Swee Kheng Chua
Chief Executive Officer
Concorde International Group Ltd.
3 Ang Mo Kio Street 62, #01-49 LINK@AMK
Singapore 569139

       Re: Concorde International Group Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 17, 2024
           File No. 333-281799
Dear Swee Kheng Chua:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed September 18, 2024 Prospectus Summary
Singapore Subsidiary's Loan with OCBC, page 7

1. Please clarify whether you are guaranteeing the May 28, 2024 loan secured by Concorde
       Security Pte Ltd. If you are a guarantor, please file the loan documents as an exhibit to the registration statement. In addition, please disclose the interest rate of the loan and update your liquidity disclosure on page 42 accordingly.
2. Please clarify whether you are guaranteeing the June 14, 2024 loan secured by Concorde
       Security Pte Ltd. If you are a guarantor, please file the loan documents as an exhibit to the registration statement. In addition, please disclose the interest rate of the loan and update your liquidity disclosure accordingly. Lastly, please disclose the key terms of the call option, including the number of shares it covers, and file the option agreement as an exhibit to the registration statement.
 October 3, 2024
Page 2

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Louis A. Bevilacqua